

Mail Stop 3720

June 6, 2011

U.S. Mail
Mr. Jan Frykhammar
Executive Vice President and Chief Financial Officer
LM Ericsson Telephone Company
SE-164 83
Stockholm, Sweden

      Re: **LM Ericsson Telephone Company**
                Form 20-F for the Fiscal Year Ended December 31, 2010
                Filed March 30, 2011
                File No. 000-12033

Dear Mr. Frykhammar:

      We have completed our review of your Form 20-F and do not, at this time, have any further comments.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director